Exhibit 99.55

CONSENT OF NEIL B. PRENN

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Formation Capital Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

Technical Report titled “National Instrument 43-101, Technical Report, Idaho Cobalt Project, Lemhi County, Idaho USA” dated April 30, 2005.

DATED:  May 19, 2005

Neil B. Prenn______________________

Neil B. Prenn

Mine Development Associates